INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

			March 31,		December 31,		January 1,
(thousands of Canadian dollars)	Notes		2011		2010		2010
Assets
Current assets
Cash and cash equivalents			$5,895		$18,906	$	−
Accounts receivable and other			227,388		213,931		178,662
Prepaid expenses and deposits			33,134		73,280		15,551
Inventories	5		100,001		75,517		86,819
Risk management contracts	17		4,561		1,007		−
			370,979		382,641		281,032
Non-current assets
Long-term deposit			12,394		12,394		−
Investment tax credits and other			44,287		44,339		2,177
Deferred income tax asset			1,633		1,633		−
Exploration and evaluation assets	6		112,742		59,554		36,034
Property, plant and equipment	7		5,094,140		4,483,236		4,054,619
Goodwill			404,943		404,943		404,943
			5,668,506		5,006,099		4,497,773
Total assets			$6,041,118		$5,388,740		$4,778,805

Liabilities
Current liabilities
Bank loan	9	$	−	$	−		$428,017
Accounts payable and accrued liabilities			433,029		360,487		205,378
Current portion of convertible debentures			−		−		182,806
Current portion of senior notes			−		−		42,921
Current portion of decommissioning liability	8		20,932		16,672		11,710
Risk management contracts	17		63,001		7,553		2,052
			516,962		384,712		872,884
Non-current liabilities
Bank loan	9		29,660		11,379		−
Convertible debentures			744,490		745,257		748,261
Senior notes			470,676		482,389		222,456
Decommissioning liabilities	8		692,578		646,347		555,776
Post-employment benefit obligations			20,198		20,365		17,452
Deferred credit			407		293		358
Deferred income tax liability			70,223		81,143		142,105
			2,028,231		1,987,173		1,686,408
Total liabilities			$2,543,193		$2,371,885		$2,559,292

Shareholder’s equity
Shareholder’s capital	10		3,860,786		3,355,350		2,422,688
Deficit			(246,377)		(284,338)		(203,175)
Accumulated other comprehensive income (loss)	16		(118,485)		(54,157)		−
Total equity	22		3,495,924		3,016,855		2,219,513
Total liabilities and shareholder's equity			$6,041,118		$5,388,740		$4,778,805

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended March 31,
(thousands of Canadian dollars)	Notes		2011	2010
		$
Petroleum, natural gas, and refined products sales			1,254,560	$611,236
Royalty expense			(35,858)	(41,756)
Revenues	12		1,218,702	569,480

Purchased products for processing and resale			(861,791)	(331,396)
Operating			137,534	108,338
Transportation and marketing			4,697	3,158
General and administrative			13,963	12,858
Depletion, depreciation and amortization			140,744	136,779
Exploration and evaluation	6		6,215	26
Gain on disposition of property, plant and equipment			(240)	(263)
Finance costs	13		27,517	24,990
Risk management contracts (gains) losses	17		(5,463)	904
Foreign currency (gains) losses	14		(9,808)	6,328
Income (loss) before income tax			41,752	(55,034)

Income tax expense (reduction)			3,791	(35,082)

Net income (loss)			37,961	(19,952)

Other comprehensive income
Losses on designated cash flow hedges, net of tax	17		40,407	−
Foreign currency translation adjustment			23,921	26,690
Comprehensive loss			$(26,367)	$(46,642)

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

					Accumulated
					Other
		Shareholder’s			Comprehensive
(thousands of Canadian dollars)	Notes	Capital	Deficit		Income (Loss)	Total Equity
Balance at December 31, 2010	22	$3,355,350	$(284,338)		$(54,157)	$3,016,855
Issue of share capital for cash	10	505,436	−		−	505,436
Losses on designated hedges, net of tax	17	−	−		(40,407)	(40,407)
Currency translation adjustment		−	−		(23,921)	(23,921)
Net income		−	37,961		−	37,961
Balance at March 31, 2011		$3,860,786	$(246,377)		$(118,485)	$3,495,924

Balance at January 1, 2010	22	$2,422,688	$(203,175)	$	−	$2,219,513
Issue of share capital for cash	10	465,679	−		−	465,679
Currency translation adjustment		−	−		(26,690)	(26,690)
Net loss	22	−	(19,951)		−	(19,951)
Balance at March 31, 2010		$2,888,367	$(223,126)		$(26,690)	$2,638,551

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(thousands of Canadian dollars)	Notes	2011		2010
Cash provided by (used in)
Operating Activities
Net income (loss)		$37,961		$(19,952)
Items not requiring cash
Depletion, depreciation and amortization		140,744		136,779
Unwinding of discount on decommissioning liabilities	8	5,796		5,723
Unrealized gains on risk management contracts	17	(3,240)		(110)
Unrealized currency exchange (gains) losses	14	(9,617)		6,709
Non-cash interest expense and other finance charges		(67)		(3,814)
Unsuccessful exploration and evaluation costs	6	6,091		−
Gains on disposition of property, plant and equipment		(240)		(263)
Deferred income tax (reduction)		3,807		(35,106)
Other non-cash items		370		(61)
Settlement of decommissioning liabilities	8	(1,967)		(5,650)
Change in non-cash working capital	15	(32,810)		(6,148)
		146,828		78,107

Financing Activities
Issue of common shares, net of issue costs		505,436		465,679
Bank borrowing (repayments), net		18,636		(240,160)
Redemptions of senior notes		−		(42,262)
Redemptions of convertible debentures		−		(156,363)
Change in non-cash working capital	15	−		613
		524,072		27,507

Investing Activities
Business acquisitions	4	(513,458)		−
Additions to property, plant and equipment	7	(238,216)		(111,989)
Additions to exploration and evaluation assets	6	(35,312)		(10,220)
Property dispositions (acquisitions), net		(2,038)		(30,938)
Change in non-cash working capital	15	105,113		47,304
		(683,911)		(105,843)

Change in cash and cash equivalents		(13,011)		(229)

Effect of exchange rate changes on cash		−		229

Cash and cash equivalents, beginning of period		18,906		−

Cash and cash equivalents, end of period		$5,895	$	−

Interest paid		$8,297		$13,644
Tax (received) paid, net		$(16)		$24

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2011
(tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada.

These consolidated interim financial statements were approved and authorized for issue by the Board of Directors on June 14, 2011.

2.	Basis of Presentation

Prior to January 1, 2011, Harvest reported its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants. Effective on January 1, 2011, the Company has commenced reporting under International Financial Reporting Standards (“IFRS”). In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard ("IAS") 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board ("IASB"). As a result, they do not include all the annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 22 discloses IFRS information for the year ended December 31, 2010 that is material to an understanding of these consolidated interim financial statements.

Subject to certain transition elections disclosed in note 22, Harvest has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented. Note 22 discloses the impact of the transition to IFRS on the Company's reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 reported under Canadian GAAP. Comparative figures for 2010 in these consolidated financial statements have been restated to give effect to these changes.

(a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held for trading financial assets and derivative financial instruments, which are measured at fair value.

(b) Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

	(i)	Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and property, plant and equipment (“PP&E”).

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the economically recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

		•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
		•	future production rates based on historical performance and expected future operating and investment activities;
		•	future commodity prices and quality differentials;
		•	discount rates; and
		•	future development costs.

	(ii)	Impairment of long-lived assets

Long-lived assets (goodwill, PP&E and exploration and evaluation assets) are aggregated into cash-generating units (“CGUs”) based on their ability to generate largely independent cash flows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment.

The recoverable amounts of CGUs and individual assets are determined based on the higher of value-in-use calculations and estimated fair values less costs to sell. To determine the recoverable amounts, Harvest uses reserve estimates and future commodity prices for the Upstream operations and expected future refining margins and capital spending plans for the Downstream operations. The estimates of future commodity prices, refining margins and discount rates require significant judgments.

	(iii)	Exploration and evaluation (“E&E”) assets

The decision to transfer assets from E&E to PP&E is dependent on the technical feasibility and commercial viability of the related E&E projects. Such decision is subject to management’s judgment and use of estimates such as reserves, future commodity prices and discount rates.

	(iv)	Decommissioning liabilities

In the determination of decommissioning liabilities, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate settlement amounts, inflation factors, risk-free discount rates, timing of settlement, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. The decommissioning liabilities also results in an increase to the carrying cost of the related capital assets. The obligation accretes to a higher amount with the passage of time as it is determined using present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(v)	Employee benefits

Harvest’s Downstream operations maintains a defined benefit pension plan and provides certain post-retirement health care benefits, which cover the majority of its Downstream employees and their surviving spouses. An independent actuary determines the costs of the Company’s employee future benefit programs using certain management’s assumptions and estimates such as, the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets. The obligation and expense recorded related to Harvest’s employee future benefit plans could increase or decrease if there were to be a change in these estimates.

The Company also maintains a long-term incentive plan which is a performance-based program. As a result, the compensation costs accrued for the plan are subject to the estimation of what the ultimate payout will be and are subject to management’s judgment as to whether or not the performance criteria will be met.

(vi)	Purchase price allocations

Business acquisitions are accounted for using the purchase method. Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition. In determining the fair value of the assets and liabilities, Harvest is often required to make assumptions and estimates, such as reserves, future commodity prices, future refining margins and discount rates. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the purchase price allocation and as a result, future net income.

(vii)	Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net income and other comprehensive income. For risk management contracts designated as hedges, changes in the abovementioned assumptions may impact hedge effectiveness assessment and Harvest’s ability to continue applying hedge accounting.

(viii)	Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(ix)	Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant Accounting Policies

	(a)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which Harvest obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies.

Harvest conducts substantially all of its Upstream petroleum and natural gas production activities through jointly controlled assets. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

	(b)	Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue.

	(c)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of inventory are determined using the weighted average cost method. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

	(d)	Property, Plant, and Equipment and Exploration and Evaluation Assets
(i) Upstream
Exploration and evaluation expenditures
Prior to acquiring the legal rights to explore an area, all costs are charged directly to net income as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools in an area where technical feasibility and commercial viability has not yet been determined. These costs include acquisition of land and mineral leases, geological and geophysical costs, asset retirement costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are charged to net income as E&E expense. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized.

E&E assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to CGUs. The impairment of E&E assets, and any eventual reversal thereof, is recognized as E&E expense in the statement of comprehensive income.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Development and production costs

The Upstream PP&E generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or an area basis (major components). Development costs include property acquisitions, development drilling, completion, gathering and infrastructure, asset retirement costs and transfers of E&E assets.

Major capital maintenance projects are capitalized but general maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income. All other expenditures are recognized in net income as incurred. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of PP&E are recognized in net income as incurred.

Depletion

Costs accumulated within each major component are depleted using the unit-of-production method by reference to the ratio of production in the period to the related proved developed reserves. Costs of major development projects are excluded from the costs subject to depletion until they are available for use.

Disposal of assets
Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized in the period of disposal.

For exchanges that involve only unproven properties, the exchange is accounted for at cost. Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance if neither the assets given up nor the assets received can be reliably estimated.

(ii)	Downstream

PP&E related to the refining assets are recorded at cost. General maintenance and repair costs are expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs are capitalized. Improvements that increase or prolong the service life or capacity of an asset are capitalized. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Depreciation

When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components). Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the major components as set out below.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts and turnarounds	2 – 8 years
Tugs	25 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, impairment test is performed at the CGU level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine value-in-use, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining fair value less costs to sell, recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of CGU are allocated first to reduce the carrying amount of the other assets in the group of units on a pro rata basis.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an improvement in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the net income.

(e)	Capitalized interest

Interest on major development projects are capitalized until the project is complete using the weighted-average interest rate on all of Harvest’s borrowings. Capitalized interest is limited to the actual interest incurred.

(f)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred.

Those petroleum reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. The fair value of oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on reserve estimates. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to groups of CGUs that are expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss in respect of goodwill is not reversed. Goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to income in the period in which it occurs.

(g)	Provisions
(i)	General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ii)	Decommissioning Liabilities

Harvest recognizes the present value of any decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the retirement obligation are charged against the decommissioning liabilities.

(iii)	Contingencies

A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(h)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax liabilities and assets are generally not recognized for temporary differences arising on:

	•	investments in subsidiaries and associates and interests in joint ventures;
	•	the initial recognition of goodwill; or
	•	the initial recognition of an asset or liability in a transaction which is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Post-Employment Benefits

Harvest’s downstream operations maintains a defined benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses. The cost of providing the defined benefits and other post-retirement benefits is actuarially determined using the projected unit credit method reflecting management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. Post-employment benefit expense includes the cost of benefits earned during the current year, the interest cost on the obligations, the expected return on plan assets, and the amortization of adjustments arising from pension plan amendments.

Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. Actuarial gains or losses are recognized in other comprehensive income immediately.

(j)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in net income in the period in which they arise.

Harvest’s Downstream operations’ functional currency is U.S. dollar, while Harvest’s presentation currency is Canadian dollar. Therefore, the Downstream operations’ assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholder’s equity.

(k)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognised when (1) the rights to receive cash flows from the assets have expired or (2) the Company has transferred its rights to receive cash flows from the assets or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the assets, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the asset.

The Company initially measures all financial instruments at fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as either held-to-maturity or loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair values with changes in those fair values recognized in other comprehensive income. The Company has designated cash and cash equivalents and risk management contracts as as held for trading.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. For transaction costs that are directly attributable to the acquisition or issuance of financial instruments not classified as held for trading, they are included in the costs of the financial instruments upon initial recognition.

Harvest assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

(l)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in net income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by comparing the changes in the hedging instrument’s fair value and the changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in net income. Amounts recognized in other comprehensive income are transferred to the income statement when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to net income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction affects net income.

(m)	Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash and investments with a maturity date of three months or less and are recorded at fair value.

(n)	Investment Tax Credits

Harvest is entitled to certain investment tax credits on qualifying manufacturing expenditures relating to its Downstream operations. These credits are recorded as a reduction of the related expense or as a reduction of the cost of the related asset. The benefits are recognized when the Company has complied with the terms and conditions of applicable tax legislation provided there is reasonable assurance of realization.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(o)	Leases

Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

(p)	Recent Pronouncements
The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company.

•

Effective January 1, 2013, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Harvest is in the process of determining the potential impact on the adoption of this new standard.

•

On May 12, 2011 the IASB issued three new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interest in Other Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case) and requires a single method to account for interests in jointly controlled entities (equity method). IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet. Harvest will assess for the potential impact on the adoption of these new standards.

4.	Acquisitions

a. Petroleum and natural gas assets

On September 30, 2010, Harvest acquired certain petroleum and natural gas assets including the remaining 40% interest in an operating partnership for total cash consideration of $145.1 million. The acquisition was accounted for as a business combination. The provisional fair values of identifiable assets and liabilities as at the date of acquisition were:

Property, plant and equipment	$167,948
Evaluation and exploration assets	587
Decommissioning liability	(18,358)
Deferred tax liabilities	(5,032)
Total cash consideration	$145,145

The assets have contributed $6.0 million from the date of acquisition to December 31, 2010 to Harvest’s net income. If the acquisition had been completed on the first day of 2010, Harvest revenues for the year would have been $32.6 million higher and the earnings before depletion and income tax would have been $16.6 million higher.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b. Hunt acquisition
On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $505.5 million. An additional $25 million payment to Hunt is payable in the event that Canadian natural gas prices exceed certain pre-determined levels over the next 2 years. Hunt also agreed to reimburse Harvest for costs associated with restoring production as well as the lost revenues relating to certain properties between October 1, 2010 and April 3, 2011, when production was resumed. A portion of the reimbursement may be reverted to Hunt if the future revenues earned by Harvest during the six months after the gas plant restores production exceeds the reimbursed amount. These potential adjustments to the purchase price are considered as contingent considerations and are required to be fair value. Based on forecast gas prices and production the probability of incurring such payments is assessed as low, as such $nil fair value was assigned. KNOC provided $505.4 million of equity to fund the acquisition.

The acquisition was accounted for as a business combination. The provisional fair values of identifiable assets and liabilities as at the date of acquisition were:

Consideration
Cash	$505,458
Accrued liabilities	8,000
$513,458

Fair value of assumed assets and liabilities
Evaluation and exploration assets	$23,967
Property plant and equipment	528,021
Decommissioning liabilities	(38,030)
Other liabilities	(500)
$513,458

The fair values are provisional due to the complexity of the acquisition and the inherently uncertain nature of the oil and gas asset valuation. The final review of the fair value of the purchase price allocation will be completed within 12 months of the acquisition.

From the date of acquisition, the Hunt assets have contributed $6.9 million to the pre-tax net income of Harvest for the three months ended March 31, 2011. If the acquisition had been completed on the first day of 2011, Harvest revenues for the three months ended March 31, 2011 would have been $19.4 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

5.	Inventories

	March 31, 2011	December 31, 2010	January 1, 2010
Petroleum products
Upstream	$2,347	$1,010	$1,183
Downstream	93,643	70,586	81,240
	95,990	71,596	82,423
Parts and supplies	4,011	3,921	4,396
Total inventories	$100,001	$75,517	$86,819

For the three month ended March 31, 2011, Harvest recognized inventory impairments of $nil million (2010 – $1.1 million) in its Downstream operations. Such write-down and recoveries amounts are included as costs in “purchased products for processing and resale” in the consolidated statement of comprehensive income.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Exploration and Evaluation Assets (E&E)

As at January 1, 2010	$36,034
Additions	46,996
Acquisition	-
Dispositions	(970)
Unsuccessful exploration and evaluation costs	(2,858)
Transfer to property, plant and equipment	(19,648)
As at December 31, 2010	59,554
Additions	35,312
Acquisitions	23,967
Unsuccessful exploration and evaluation costs	(6,091)
As at March 31, 2011	$112,742

During the three months ended March, 31 2011, the Company determined certain E&E costs to be unsuccessful and not recoverable. Accordingly, $6.1 million (2010 – $nil) E&E assets were recognized as E&E expense. For the year ended December 31, 2010, $2.9 million of such costs were recognized in net income.

For the three months ended March 31, 2011, $0.1 million in pre-licensing costs were charged directly to E&E expense ($nil for the three months ended March 31, 2010 and $0.4 million for the year ended December 31, 2010).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (PP&E)

	Upstream	Downstream	Total
Cost
As at January 1, 2010	$2,940,877	$1,113,742	$4,054,619
Additions	356,851	71,297	428,148
Acquisitions	574,941	-	574,941
Change in decommissioning liabilities	71,838	2,407	74,245
Transfers from E&E	19,648	-	19,648
Disposals	-	(49)	(49)
Investment tax credits	-	(42,475)	(42,475)
Exchange adjustment	-	(63,037)	(63,037)
As at December 31, 2010	3,964,155	1,081,885	5,046,040
Additions	202,394	35,879	238,273
Acquisitions	530,242	-	530,242
Change in decommissioning liabilities	8,569	63	8,632
Exchange adjustment	-	(27,796)	(27,796)
As at March 31, 2011	$4,705,360	$1,090,031	$5,795,391

Accumulated depletion, depreciation, amortization and impairment losses
As at January 1, 2010	$-	$-	$-
Depreciation, depletion and amortization	470,642	83,091	553,733
Impairment	13,661	-	13,661
Exchange adjustments	-	(4,590)	(4,590)
As at December 31, 2010	484,303	78,501	562,804
Depreciation, depletion and amortization	121,344	19,400	140,744
Exchange adjustments	-	(2,297)	(2,297)
As at March 31, 2011	$605,647	$95,604	$701,251

Net Book Value
As at March 31, 2011	$4,099,713	$994,427	$5,094,140
As at December 31, 2010	$3,479,852	$1,003,384	$4,483,236
As at January 1, 2010	$2,940,877	$1,113,742	$4,054,619

General and administrative costs of $2.4 million have been capitalized during the three months ended March 31, 2011 (2010 – $ 2.2 million). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E during the three months ended March 31, 2011 in the amount of $1.3 million (2010 – $nil), at a weighted average interest of 7.12% (2010 – $nil).

At March 31, 2011 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: Downstream major parts inventory of $6.5 million (December 31, 2010 - $6.8 million); Downstream assets under construction of $99.1 million (December 31, 2010 - $68.8 million); and, BlackGold oil sands assets of $417.4 million (December 31, 2010 – $385.3 million).

8.	Decommissioning Liabilities

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $1.4 billion at March 31, 2011 (December 31, 2010 – $1.2 billion) which will be incurred between 2011 and 2070. A risk-free discount rate of 3.4% (December 31, 2010 – 3.4%) was used to calculate the present value of the decommissioning liability.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the decommissioning liability is provided below:

	Upstream	Downstream	Total
Balance at January 1, 2010	$559,810	$7,676	$567,486
Liability incurred on acquisitions	22,393	-	22,393
Liabilities incurred	9,316	-	9,316
Settled during the period	(20,257)	-	(20,257)
Revisions (change in estimate)	58,989	2,407	61,396
Unwinding of discount	22,342	343	22,685
Balance at December 31, 2010	652,593	10,426	663,019
Liabilities incurred on acquisition	38,030	-	38,030
Liabilities incurred	5,464	-	5,464
Settled during the period	(1,967)	-	(1,967)
Revisions (change in estimate)	3,105	63	3,168
Unwinding of discount	5,704	92	5,796
Balance at March 31, 2011	$702,929	$10,581	$713,510

9.	Bank Loan

At March 31, 2011, Harvest had $32 million drawn from the $500 million available under the credit facility ($14 million drawn from the $500 million available at December 31, 2010). For the three months ended March 31, 2011 and 2010 interest charges on bank loans aggregated to $0.4 million and $0.9 million, reflecting an effective interest rate of 3.06% and 1.56% respectively.

10.	Shareholder’s Capital

(a) Authorized
The authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

(b) Number of Common Shares Issued

Outstanding at January 1, 2010	242,268,802
Issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Issued to KNOC at $10.00 per share for BlackGold consideration [Note 20]	37,416,913
Issued to KNOC at $10.00 per share for BlackGold project development	4,700,000
Issued to KNOC at $10.00 per share for BlackGold project development	3,868,600
Issued to KNOC at $10.00 per share for KNOC Global Technology and Research Centre	712,880
Outstanding at December 31, 2010	335,535,047
Issued to KNOC @ $10.00 per share for Hunt acquisition	50,543,602
Outstanding at March 31, 2011	386,078,649

11.	Capital Structure

Harvest considers its capital structure to be its credit facilities, senior notes, convertible debentures and shareholder’s equity.

	March 31, 2011	December 31, 2010
Bank debt (1)	$32,000	$14,000
6 7/8 % senior notes (US$500 million) (2)	484,800	497,300
Principal amount of convertible debentures	733,973	733,973
Total debt	1,250,773	1,245,273
Shareholder’s equity	3,495,924	3,016,855
Total capitalization	$4,746,697	$4,262,128

(1) Excludes capitalized financing fees

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(2) Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios: bank debt to twelve month trailing EBITDA; secured debt to net present value of the Company’s proved petroleum and natural gas reserves discounted at 10%; and total debt to total debt plus shareholder’s equity. These ratios are also included in the externally imposed capital requirements per the Company’s credit facility, senior notes and convertible debentures; Harvest was in compliance with all debt covenants at March 31, 2011.

	Covenant	March 31, 2011	December 31, 2010
Secured debt (1) to EBITDA	3.0 to 1.0 or less	0.08	0.06
Total debt (2) to EBITDA	3.5 to 1.0 or less	1.85	2.38
Secured debt (1) to Capitalization (3)	50% or less	1%	1%
Total debt (2) to Capitalization (3)	55% or less	29%	33%

(1) Senior debt consists of letters of credit, bank debt and guarantees.
(2) Total debt consists of secured debt and convertible debentures and notes.
(3) Capitalization consists of total debt and shareholder’s equity.

12.	Revenue and other income

	Three month ended March 31
	2011	2010
Crude oil and natural gas sale, net of royalty	$248,228	$229,975
Refinery products sale	973,509	339,505
Settled portion of hedge (note 17)	(3,035)	-
	$1,218,702	$569,480

13.	Finance Costs

	Three months ended March 31
	2011	2010
Unwinding of discount on decommissioning liabilities	$5,796	$5,723
Interest and other financing charges	23,017	19,267
Less: Capitalized interest	(1,296)	-
	$27,517	$24,990

14.	Foreign Exchange

	Three months ended March 31
	2011	2010
Realized gains on foreign exchange	$(191)	$(381)
Unrealized (gains) losses on foreign exchange	(9,617)	6,709
	$(9,808)	$6,328

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Supplemental Cash Flow Information

	Three months ended March 31
	2011	2010
Source (use) of cash:
Trade and other receivables	$(13,457)	$4,718
Deposits and prepaid expenses	40,146	1,691
Trade and other payables	72,542	39,125
Inventory	(24,484)	(1,805)
Net changes in non-cash working capital	74,747	43,729

Changes relating to operating activities	(32,810)	(6,148)
Changes relating to financing activities	-	613
Changes relating to investing activities	105,113	47,304
Add: Other non-cash changes	2,444	1,960
	$74,747	$43,729

16.	Accumulated Other Comprehensive Loss

		Gain (Losses)
	Foreign	on Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net
	Adjustment	Tax	of Tax	Total
Balance on January 1, 2010	$-	$-	$-	$-
Loss on derivatives designated as cash flow hedge,		(5,020)		(5,020)
Net of tax
Actuarial loss			(3,217)	(3,217)
Currency translation adjustment	(45,920)			(45,920)
Balance at December 31, 2010	(45,920)	(5,020)	(3,217)	(54,157)
Reclassification to net income of losses on cash flow		3,035		3,035
hedges
Losses on derivatives as designated cash flow hedges		(43,442)		(43,442)
Currency translation adjustment	(23,921)			(23,921)
Balance at March 31, 2011	$(69,841)	$(45,427)	$(3,217)	$(118,485)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and the senior notes. The carrying value and fair value of these financial instruments are disclosed below by financial instrument category:

	March 31, 2011		December 31, 2010
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Loans and Receivables
Accounts receivable	$227,388	$227,388	$213,931	$213,931
Held for Trading
Cash and cash equivalents	5,895	5,895	18,906	18,906
Fair value of risk management contracts	4,561	4,561	1,007	1,007
Total Financial Assets	$237,844	$237,844	$233,844	$233,844

Financial Liabilities
Held for Trading
Fair value of risk management contracts	$63,001	$63,001	$7,553	$7,553
Measured at Amortized Cost
Accounts payable and accrued liabilities	433,029	433,029	360,487	360,487
Bank loan	29,660	32,000	11,379	14,000
Senior notes(1)	470,676	505,103	482,389	507,246
Convertible debentures	744,490	763,255	745,257	758,108
Total Measured at Amortized Costs	1,677,855	1,733,387	1,599,512	1,639,841
Total Financial Liabilities	$1,740,856	$1,796,388	$1,607,065	$1,647,394

(1)	The face value of the senior notes at March 31, 2011 is $484.8 million or US$500 million (December 31, 2010 - $497.3 million).

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs include foreign exchange contracts and financial commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

The fair values of the convertible debentures and the senior notes are based on quoted market prices as at March 31, 2011. The fair value of the bank loan approximates to the carrying value (excluding deferred financing charges) as the bank loan bears floating market rates. The carrying value of the bank loan includes $2.3 million of deferred financing charges at March 31, 2011. Due to the short term maturities of accounts receivable, deposits and accounts payable and accrued liabilities, their carrying values approximate their fair values.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Harvest’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. Cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. During the three months ended March 31, 2011 and 2010, there were no transfers among Levels 1, 2 and 3.

(b) Risk Management Contracts
Harvest uses electricity price swap contracts to manage some of its price risk exposures. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases.

The Company enters into crude oil swap contracts to reduce the volatility of cash flows from some of its forecast sales. The swaps are designated as cash flow hedges and are entered into for periods consistent with the forecast petroleum sales. The effective portion of the unrealized loss of $40.4 million (net of deferred tax asset of $14.7 million) was included in other comprehensive income for the three months ended March 31, 2011 (2010 – $nil). The amount removed from accumulated other comprehensive income during the period and included in petroleum, natural gas, and refined product sales was $3.0 million for the three months ended March 31, 2011 (2010 – $nil). The Company expects that the $62.0 million of losses reported in accumulated other comprehensive income will be released to net income within the next 9 months. The ineffective portion of the cash flow hedges recognized in net income for the three months ended March 31, 2011 was $0.3 million (2010 – $nil).

The following is a summary of Harvest’s realized and unrealized gain (losses) on risk management contracts:

			Three months ended March 31
		2011					2010
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized gains (losses) risk management contracts	$2,282	$(59)	$-	$2,223	$(1,014)	$-	$-	$(1,014)
Unrealized gains (losses) on risk management contracts	3,554	(285)	(29)	3,240	110	-	-	110
Risk management contracts gains (losses)	$5,836	$(344)	$(29)	$5,463	$(904)	$-	$-	$(904)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s risk management contracts outstanding at March 31, 2011:

Contracts not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
30 MWh	Electricity price swap contracts	Jan - Dec 2011	Cdn $46.87	$4,561
16,900 USD	Foreign exchange contract	Mar - April 2011	$0.9714Cdn/USD	(29)
				$4,532

Contracts Designated as Hedges
			Contract
Contract quantity	Type of Contract	Term	Price	Fair value
8200 bbls/day	Crude oil price swap contract	Jan - Dec 2011	US $91.23/bbl	$(36,525)
5000 bbls/day	Crude oil price swap contract	Feb - Dec 2011	US $95.82/bbl	(16,152)
3200 bbls/day	Crude oil price swap contract	Mar - Dec 2011	US $95.87/bbl	(10,295)
16,400 bbls/day				$(62,972)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

		Three Month Ended March 31
	Downstream		Upstream		Total
	2011	2010	2011	2010	2011	2010
Petroleum, natural gas and refined products sales	$973,509	$339,505	$281,051	$271,731	$1,254,560	$611,236
Royalty expense	-	-	(35,858)	(41,756)	(35,858)	(41,756)
Revenue	973,509	339,505	245,193	229,975	1,218,702	569,480

Purchased products for resale and processing	(861,791)	(331,396)	-	-	(861,791)	(331,396)
Operating	53,939	44,085	83,595	64,253	137,534	108,338
Transportation and marketing	1,694	951	3,003	2,207	4,697	3,158
General and administrative	441	441	13,522	12,417	13,963	12,858
Depletion, depreciation and amortization	19,400	20,445	121,344	116,334	140,744	136,779
Exploration	-	-	6,215	26	6,215	26
Gain on dispositions of PP&E	-	-	(240)	(263)	(240)	(263)
Finance costs					27,517	24,990
Risk management contracts (gains) losses					(5,463)	904
Foreign exchange (gains) losses					(9,808)	6,328
Income (loss) before income tax					41,752	(55,034)

Future income tax expense (reduction)					3,791	(35,082)
Net income (loss)					$37,961	$(19,952)

Capital Expenditures
Business acquisition	$-	$-	$513,458	$-	$513,458	$-
Additions to property, plant and equipment	35,879	8,683	202,337	103,306	238,216	111,989
Additions to exploration and evaluation assets	-		35,312	10,220	35,312	10,220
Property acquisitions (dispositions), net	-	-	2,038	30,938	2,038	30,938
Total expenditures	$35,879	$8,683	$753,145	$144,464	$789,024	$153,147

(1)	Accounting policies for segments are the same as those described in Note 2 above.
(2)

Of the total Downstream revenue, two customers represent sales of $633.0 million and $101.6 million for the three months ended March 31, 2011 (2010 - $171.4 million and $41.5 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	There is no intersegment activity.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2011			December 31, 2010			January 1, 2010
	Downstream	Upstream	Total	Downstream	Upstream	Total	Downstream	Upstream	Total

Total Assets	$1,206,194	$4,834,924	$6,041,118	$1,211,367	$4,177,373	$5,388,740	$1,273,882	$3,504,923	$4,778,805
Property, plant and equipment	$994,427	$4,099,713	$5,094,140	$1,003,384	$3,479,852	$4,483,236	$1,113,742	$2,940,877	$4,054,619
Evaluation and exploration	$-	$112,742	$112,742	$-	$59,554	$59,554	$-	$36,034	$36,034
Goodwill	$-	$404,943	$404,943	$-	$404,943	$404,943	$-	$404,943	$404,943

19.       Commitments and Contingencies

North Atlantic has a supply and offtake agreement with Vitol Refining S.A. (“Vitol”) for a primary term to October 31, 2011. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol and that Vitol has the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, as of March 31, 2011, North Atlantic had commitments totaling approximately $609.6 million in respect of future crude oil feedstock purchases from Vitol.

The following is a summary of Harvest’s contractual obligations and commitments as at March 31, 2011:

		Maturity
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$-	$529,394	$236,579	$484,800	$1,250,773
Debt interest payments	94,959	151,587	87,483	49,995	384,024
Purchase commitments (2)	208,241	102,380	-	-	310,621
Operating leases	8,122	14,264	6,256	423	29,065
Transportation agreements(3)	11,207	14,848	5,432	3,124	34,611
Feedstock & other purchase commitments(6)	719,992	-	-	-	719,992
Employee benefits(4)	5,271	8,570	7,883	3,019	24,743
Decommissioning liabilities(5)	20,932	34,479	39,855	1,297,519	1,392,785
	$1,068,724	$855,522	$383,488	$1,838,880	$4,146,614

(1)	Assumes constant foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream purchase commitments.
(3)	Relates to firm transportation commitment.
(4)	Relates to the expected contributions to employee benefit plans.
(5)	Represents the undiscounted obligation by period.
(6)	Includes commitments to purchase refined products for resale.

20.       Related Parties

On August 6, 2010, Harvest acquired the BlackGold oil sands project (“BlackGold”) from KNOC for $374 million, representing the fair value of the oil and gas assets acquired. The acquisition was paid with the issuance of shares to KNOC. The following amounts were added to Harvest’s statement of change in financial position at August 6, 2010 as a result of this transaction:

Current assets	$500
Property, plant and equipment	374,182
Long-term liabilities	(10)
Decommissioning liabilities	(503)
Common shares	$(374,169)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21.	Subsequent Events

On April 29, 2011, Harvest extended the term of its credit facility by 2 years to April 30, 2015. The minimum rate charged on the credit facility was also amended from 200 bps to 175 bps over bankers’ acceptance rates as long as Harvest’s secured debt to EBITDA ratio remains below or equal to one. The borrowing capacity of the credit facility remains at $500 million and the financial covenants remain unchanged.

On April 14, 2011, Vitol provided a six-month notice to terminate the SOA effective November 1, 2011. Harvest is evaluating various options to procure crude feedstock subsequent to the termination date.

22.	First Time Adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” establishes the transitional requirements for the preparation of financial statements upon first time adoption of IFRS. IFRS 1 generally requires an entity to comply with IFRS effective at the reporting date and to apply these retrospectively to the opening balance sheet, the comparative period and the reporting period. The standard allows certain optional exceptions from full retrospective application and other elections on transition, which the Company has applied as follows:

Business Combinations Exemption
The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2010 transition date (“Transition Date”).

Deemed Cost Election for Oil and Gas Assets

Under Canadian GAAP, the Company accounted for its oil and gas properties in one cost centre using full cost accounting. The Company elected to apply the exemption in IFRS 1 available to full cost oil and gas entities to its Upstream PP&E and measure its oil and gas properties at the Transition Date on the following basis:

• E&E assets at the amount determined under Canadian GAAP; and
• the remainder allocated to the underlying PP&E assets on a pro rata basis using proved and probable reserve values discounted at 10 percent at the Transition Date.

Fair Value as Deemed Cost Exemption
The Company elected to use the fair value as deemed cost exemption on its Downstream PP&E at the Transition Date.

Lease Exemption

The Company has elected to carry forward assessments made under Canadian GAAP for arrangements containing leases. The assessment of arrangements containing leases results in the same outcome under IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

Decommissioning Liabilities

Harvest has applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the Transition Date have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The Company recognized directly in retained earnings any difference between the remeasured amount and the carrying amount of those liabilities at the Transition Date.

For the Downstream decommissioning liabilities, Harvest applied the exemption from full retrospective application of IAS 37 under IFRS 1. As such, the Company measured the decommissioning liabilities at the Transition Date, and recognized the corresponding charge in retained earnings.

Reconciliations of Canadian GAAP to IFRS

This is the first year that the Company has presented financial statements under IFRS; as such, the following reconciliations between Canadian GAAP and IFRS are included to provide an understanding of the material adjustments to the financial statements. The transition from Canadian GAAP to IFRS had no material effect upon previously reported cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods for shareholder’s equity, net income, and comprehensive income.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of Shareholder’s Equity
	Note	January 1,	March 31,	December 31,
		2010	2010	2010
Shareholder’s equity under Canadian
GAAP		$2,422,688	$2,842,293 (1)	$3,250,943
Decommissioning liabilities	a	(272,258)	(271,982)	(270,142)
Exploration and evaluation expenses	b
Impairment of exploration and evaluation expense		-	-	(2,858)
Pre-licensing costs		-	(26)	(442)
CGU impairment	c	-	-	(13,661)
Depletion, depreciation and amortization	d	-	(11,366)	(47,792)
Dispositions	e	-	263	335
Acquisitions	f
Acquisition costs		-	-	(329)
BlackGold asset transfer		-	-	8,467
Gain on acquisition		-	-	406
Post-employment benefits	g	-	-	(2,765)
Future income taxes	h	69,083	79,111	94,283
Cumulative translation adjustments	i	-	257	440
Shareholders’ equity under IFRS		$2,219,513	$2,638,550	$3,016,855

(1)	This amount has been adjusted from the previously reported amount of Harvest Energy Trust to reflect the effect of the KNOC acquisition and the subsequent internal reorganization.

Reconciliation of Net Income
	Note	For the three months		For the year ended
		ended March 31, 2010		December 31, 2010
Net loss under Canadian GAAP		$(19,127	)(1)	$(44,561)
Decommissioning liabilities	a	533		2,556
Exploration and evaluation expenses	b
Unsuccessful exploration and evaluation costs		-		(2,858)
Pre-licensing costs		(26)		(442)
CGU impairment	c	-		(13,661)
Depletion, depreciation and amortization	d	(11,366)		(47,792)
Dispositions	e	263		335
Acquisitions	f
Acquisition costs		-		(329)
Gain on acquisition		-		406
Post-employment benefits	g	-		423
Future income taxes	h	10,028		25,200
Foreign currency translation	i	(257)		(440)
Total differences		(825)		(36,602)
Net loss under IFRS		$(19,952)		$(81,163)

(1)	This amount has been adjusted from the previously reported amount of Harvest Energy Trust to reflect the effect of the KNOC acquisition and the subsequent internal reorganization.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Other Comprehensive Income
		For the three months	For the year ended
	Note	ended March 31, 2010	December 31, 2010
Other comprehensive loss under
Canadian GAAP		$(26,947)	$(51,380)
Post-employment benefits	g	-	(3,217)
Cumulative translation adjustments	i	257	440
Total differences		257	(2,777)
Other comprehensive income under IFRS		(26,690)	(54,157)
Net loss under IFRS		(19,952)	(81,163)
Comprehensive income under IFRS		$(46,642)	$(135,320)

Reconciliation of Cash from Operating, Investing and Financing Activities
		For the three	For the year
		months ended	ended December
	Note	March 31, 2010	31, 2010
Cash from operating activities as reported under
Canadian GAAP		$78,134	$430,255
Exploration and evaluation expenses	b	(26)	(442)
Acquisition cost	f	-	(329)
Cash from operating activities as reported under IFRS		$78,108	$429,484

Cash used in investing activities as reported under
Canadian GAAP		$(105,870)	$(629,320)
Exploration and evaluation expenses	b	26	442
Acquisition cost	f	-	329
Cash used in investing activities as reported under IFRS		$(105,844)	$(628,549)

There was no difference between Canadian GAAP and IFRS related to cash from financing activities.

(a) Decommissioning liabilities
The Company elected to apply the IFRS 1 exemption relating to decommissioning liabilities and remeasured decommissioning liabilities as at January 1, 2010 using the relevant risk-free rate. The exemption resulted in an increase of $272.3 million in decommissioning liabilities and a corresponding increase to deficit. This increase is mainly attributable to the change from the credit-adjusted risk-free rate to the risk-free rate of 4% for the Upstream decommissioning liabilities, resulting in an adjustment of $264.6 million. The recognition standards are different between Canadian GAAP and IFRS, which resulted in the recognition of the Downstream decommissioning liabilities of $7.7 million under IFRS on the Transition Date.

Under IFRS, the discount rate is adjusted each reporting period to reflect the current market risk-free rate. As at March 31, 2010, PP&E and the decommissioning liability were $3.4 million higher under IFRS and $68.8 million higher at December 31, 2010.

As the opening decommissioning liabilities and the discount rates are different under IFRS, the accretion expense decreased by $0.5 million and $2.6 million for the three months ended March 31, 2010 and the year ended December 31, 2010 respectively. There was minimal impact to the accretion due to the reduction of decommissioning liabilities resulted from the dispositions discussed under item (e).

(b) Exploration and evaluation costs
Unsuccessful exploration and evaluation costs
Under IFRS, Harvest capitalized costs relating to exploration and evaluation activities until a project is determined to be successful or otherwise. If a project is deemed to be successful technically feasible and commercially viable, the costs are tested for impairment and then transferred to property, plant and equipment. If a project is deemed to be unsuccessful, the associated costs are charged to the income statement in the period as unsuccessful exploration and acquisition costs. During the three months ended March 31, 2010 and the year ended December 31, 2010, the Company recognized $nil and $2.9 million, respectively, of losses on certain unsuccessful E&E projects.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Pre-licensing cost
Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed while under Canadian GAAP these costs were capitalized in the PP&E under one full-cost centre. For the three months ended March 31, 2010 and the year ended December 31, 2010, $nil and $0.4 million of pre-licensing costs were expensed under IFRS. The accounting policy difference has resulted in a decrease in cash from operating activities and an increase in cash from investing activities by the same amounts for the three months March 31, 2010 and the for the year ended December 31, 2010.

(c) CGU impairment
Under IFRS, impairment testing is performed at a lower level of asset aggregation than under Canadian GAAP. During the fourth quarter of 2010, Harvest recorded a $13.7 million before tax impairment related to certain properties in South Alberta to reflect declining forecasted gas prices which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the future cash flow.

(d) Depletion, depreciation and amortization
Under IFRS, Harvest aggregates its PP&E into major components for depletion, depreciation and amortization. For the Upstream PP&E, costs accumulated within each component are depleted using the unit-of-production method based on estimated proved developed reserves, whereas under Canadian GAAP, estimated proved reserves were used. The carrying value of the PP&E under IFRS differed from that under Canadian GAAP as a result of changes in the accounting of decommissioning liabilities and dispositions of PP&E as discussed in items (a) and (e).

Among these changes, the componentization of PP&E and the use of proved developed reserves for depletion primarily attributed to the recognition of additional $11.4 million and $47.8 million of depletion, depreciation and amortization expense for the three months ended March 31, 2010 and the year ended December 31, 2010 respectively.

(e) Dispositions
Under Canadian GAAP, proceeds on the dispositions of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20% or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, Harvest recognized a gain on PP&E disposal of $0.3 million and $1.3 million for the three months ended March 31, 2010 and the year ended December 31, 2010 respectively under IFRS. During the year ended December 31, 2010, Harvest already recognized a loss of $1 million relating to disposition of certain E&E assets.

(f) Acquisition
Acquisition costs
Under IFRS, acquisition costs relating to a business combination are expensed, as such, $0.3 million of acquisition costs were expensed for the year ended December 31, 2010. Under Canadian GAAP, such costs were capitalized as part of the PP&E.

BlackGold asset transfer
Under IFRS, the transfer of BlackGold oil sand assets from KNOC in August 2010 is measured at fair value of the assets and liabilities. Under Canadian GAAP, the assets and liabilities were transferred at the carrying value. The difference in the accounting treatment results in a reversal of $8.5 million loss that was previously recognized in retained earning and an increase of $8.5 million in PP&E. Note 20 discloses the detail of the transfer.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gain on acquisition
On August 6, 2010, Harvest entered into an agreement with Enerplus to purchase the remaining 40% of the Redearth Partnership (“Partnership”) as well as additional petroleum and natural gas rights, tangible assets, seismic data and other miscellaneous interests and associated production. Under IFRS, the acquirer is required to re-measure its previously held equity interest in the acquiree (the Partnership) at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss; as such a gain of $0.4 million was recognized in the income statement relating to the 60% previous held interest in the Partnership for the year end December 31, 2010. Canadian GAAP did not require such re-measurement. See Note 4 for other information on this asset acquisition.

(g) Post-employment benefits
Under Canadian GAAP, the Company amortized actuarial gains and losses to income over the estimated average remaining service life, with disclosure of the unrecognized amount in the notes to the consolidated financial statements. Under IFRS, actuarial gains and losses are recognized directly in other comprehensive income in the period in which they occur. For the three months ended March 31, 2010 and the year ended December 31, 2010, actuarial losses amortization of $nil and $0.4 million were reclassified to other comprehensive income from the net income respectively. Together with the recognition of the unamortized actuarial losses, other comprehensive income was reduced by $nil and $3.2 million (net of deferred tax asset of $0.7 million) respectively under IFRS.

(h) Future income taxes (FIT)
IAS 12 requires recognizing of the FIT that arises on the difference between historical and current exchange rates on the translation of non-monetary assets, whereas Canadian GAAP did not. This difference, however, does not impact the FIT balance on transition date as the cumulative translation adjustments balance at transition date is $nil as a result of the KNOC acquisition. For the three months ended March 31, 2010 and year ended December 31, 2010, the FIT expense decrease by $7.3 million and $10.9 million respectively.

As a result of the increase in the net book value of the decommissioning liabilities, deferred taxes have been adjusted. This resulted in a corresponding increase in retained earnings of $69.1 million on January 1, 2010.

The future income tax expense decreased by $2.7 million and $14.3 million for the three month ended March 31, 2010 and the year ended December 31, 2010, resulting from these two IFRS and Canadian GAAP differences.

(i) Currency translation
Harvest’s Downstream functional currency is U.S. dollars. As a result of the addition of the Downstream decommissioning liabilities in accordance with IAS 37, a currency exchange loss resulted from the revaluation of the liabilities at the end of each reporting period. For the three months ended March 31, 2010 and year ended December 31, 2010 the amount of foreign exchange loss recognized was $0.3 million and $0.4 million respectively which increased net loss and decreased other comprehensive loss.

Reclassifications

E&E and PP&E
Under Canadian GAAP, the Company had accounted for such costs under the full-cost method where these costs were included in PP&E. IFRS requires E&E costs to be segregated from PP&E.

As a result of the application of IFRS, the Company has separately classified E&E expenditures of $36.0 million from PP&E at the Transition Date. At March 31, 2010 and December 31, 2010, $10.2 million and $47.0 million, respectively, were reclassified. Note 6 discloses a reconciliation of E&E assets from the Transition Date to March 31, 2011.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Accretion of decommissioning liabilities

Accretion expense under Canadian GAAP has been re-classified from depreciation, depletion, amortization and accretion expense to finance costs under IFRS. The amount that was reclassified was $6.2 million for the three months ended March 31, 2010 and $25.2 million for the year ended December 31, 2010.

Downstream loyalty program
Under Canadian GAAP, the Company had accounted for loyalty program costs by recording an expense. Under IFRS, the fair value of the consideration received or receivable in respect of the initial sale should be allocated between the award credits. As such, the Company has allocated the fair value of the consideration received from the sales to the award credits. This resulted in reclassifying $0.3 million and $1.3 million of petroleum, natural gas, and refined product sales to Downstream operating expenses for the three months ended March 31, 2010 and the year ended December 31, 2010 respectively.